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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 13E-3
                             (Amendment No. 1)

                     Rule 13E-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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                            TRIMAS CORPORATION
                             (Name of Issuer)

                               ------------

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.
                            TRIMAS CORPORATION
                   (Name of Person(s) Filing Statement)

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                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

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                                 896215100
                   (CUSIP Number of Class of Securities)

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       David B. Liner, Esq.                     Brian P. Campbell
         MascoTech, Inc.                        TriMas Corporation
       21001 Van Born Road                 315 East Eisenhower Parkway
      Taylor, Michigan 48180                Ann Arbor, Michigan 48108
          (313) 274-7405                          (313) 747-7025
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ------------


                              With Copies to:

  David W. Ferguson, Esq.                 Jerome M. Schwartz, Esq.
   Davis Polk & Wardwell        Dickinson, Wright, Moon, Van Dusen & Freeman
   450 Lexington Avenue               500 Woodward Avenue, Suite 4000
    New York, NY 10017                    Detroit, Michigan 48226
    (212) 450-4000                             (313) 223-3628

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               This Amendment No. 1 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc., a Delaware corporation ("Purchaser") and (iii) TriMas Corporation, a Delaware corporation (the "Company") relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The item of the Schedule 13E-3 set forth below is hereby amended by adding the following:

Item 17. Material to be Filed as Exhibits.

           (g)(3) Complaint filed in Charter Capital Corp. v. Manoogian et al. (Court of Chancery in the State of Delaware in and for New Castle County, filed December 11, 1997).+

           (g)(4) Complaint filed in Caruso v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).+

           (g)(5) Complaint filed in Barsky v. TriMas Corporation et al. (Court of Chancery of the State of Delaware in and for New Castle County, filed December 11, 1997).+

               + Incorporated by reference to Amendment No. 1, filed by Purchaser and Parent on December 22, 1997, to the Tender Offer Statement on
Schedule 14D-1 originally filed by Purchaser and Parent on December 17, 1997.

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


December 22, 1997           MASCOTECH, INC.


                            By: /s/ David B. Liner
                                -----------------------------
                            Name:  David B. Liner
                            Title: Vice President and Corporate Counsel


                            MASCOTECH ACQUISITION, INC.


                            By: /s/ David B. Liner
                                -----------------------------
                            Name:  David B. Liner
                            Title: Secretary


                            TRIMAS CORPORATION


                            By: /s/ Brian P. Campbell
                                -----------------------------
                            Name:  Brian P. Campbell
                            Title: President